UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”):	UBS AG

B.	This is (select one):

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant	UBS AG, UBS Switzerland AG, UBS Americas Inc., UBS Preferred Funding Trust V, UBS Preferred Funding Trust IV, UBS Preferred Funding Company LLC V, UBS Preferred Funding Company LLC IV

	Form type	F-3

	File Number	333-204908

	Filed by	UBS AG, UBS Switzerland AG, UBS Americas Inc., UBS Preferred Funding Trust V, UBS Preferred Funding Trust IV, UBS Preferred Funding Company LLC V, UBS Preferred Funding Company LLC IV

	Date Filed (if filed concurrently, so indicate)	Filed on June 12, 2015

D.	The Filer is incorporated or organized under the laws of Switzerland and has its principal place of business at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland (011-41-44-234 11 11) and Aeschenvorstadt 1, CH-4051 Basel, Switzerland (011-41-61-288 20 20).

E.	The Filer designates and appoints David Kelly, Managing Director, of UBS AG (the “Agent”), located at 677 Washington Boulevard, Stamford, Connecticut 06901, telephone (203) 719-3000, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Commission, and

	(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on June 12, 2015 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, Country of the United States, respectively, this 12th day of June, 2015 A.D.

Filer: UBS AG

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director Group Legal

By:	/s/ Gordon S. Kiesling
Name: Gordon S. Kiesling
Title: Executive Director and Counsel Regions America Legal

This statement has been signed on this 12th day of June, 2015 by David Kelly in his capacity as Agent for Service of Process in the United States in respect of the Registration Statement filed on June 12, 2015 on Form F-3.

By:	/s/ David Kelly
	Name:	David Kelly